EXHIBIT 99.1

Caledonia Mining Corporation Plc  Transaction to acquire the Bilboes gold project in Zimbabwe

ST HELIER, Jersey, July 21, 2022 (GLOBE NEWSWIRE) -- (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) Caledonia Mining Corporation Plc (“Caledonia” or the “Company”) is pleased to announce that it has signed an agreement to purchase Bilboes Gold Limited, the parent company which owns, through its Zimbabwe subsidiary, Bilboes Holdings (Private) Limited (“Bilboes Holdings”), the Bilboes gold project in Zimbabwe (“Bilboes” or the “Project”) for a total consideration of 5,123,044 Caledonia shares representing approximately 28.5 per cent of Caledonia’s fully diluted equity, and a 1 per cent net smelter royalty (“NSR”) on the Project’s revenues (the “Transaction”). Based on yesterday’s closing share price on NYSE American of $10.40 per share, the value of the new shares that will be issued as consideration is currently $53,279,658. Completion of the Transaction will be subject to several conditions set out below.

Highlights

  Bilboes is a large, high grade gold deposit located approximately 75 km north of Bulawayo, Zimbabwe. Historically, it has been subject to a limited amount of open pit mining.
  The Project has NI43-101 compliant proven and probable mineral reserves of 1.96 million ounces of gold at a grade of 2.29 g/t and measured and indicated mineral resources of 2.56 million ounces of gold at a grade of 2.26 g/t and inferred mineral resources of 577,000 ounces of gold at a grade of 1.89 g/t. The Project has produced approximately 288,000 ounces of gold since 1989.
  A feasibility study prepared by the vendors (the “DRA Feasibility Study”) indicates the potential for an open-pit gold mine producing an average of 168,000 ounces per year over a 10-year life of mine.
  Caledonia will conduct its own feasibility study to identify the most judicious way to commercialise the Project to optimize shareholder returns. One approach that will be considered is a phased development which would minimise the initial capital investment and reduce the need for third party funding.
  Prior to completion of the Transaction, Caledonia will enter a tribute arrangement with Bilboes Holdings so that oxide operations can be re-started with the expectation that Bilboes Holdings will return to profitable operations within 6 months. This also has the benefit of an element of pre-stripping for the main development of the Project.
  The Transaction is subject to several conditions including:
    that Bilboes Holdings receives confirmation from the Zimbabwe authorities that it will, for the life of the mine, be able to export gold directly and to retain 100 per cent of the sale proceeds in US dollars with no requirement to convert US dollar gold revenues into domestic currency; and
    an arrangement with or confirmation from the Zimbabwe authorities and/or an independent power producer regarding the future availability of a sufficiently reliable and affordable electricity supply to the Project.
  Caledonia will, subject to satisfaction of conditions and any customary adjustments to the purchase price to account for any extraordinary liabilities incurred before completion, purchase Bilboes Gold Limited (“Bilboes Gold”) for a consideration to be settled by the issue to the sellers of 5,123,044 new shares in Caledonia and a 1 per cent NSR on the Project’s revenues. Based on yesterday’s closing share price on NYSE American of $10.40 per share, the value of the new shares that will be issued as consideration is currently $53,279,658.

Commenting on the announcement, Mark Learmonth, Chief Executive Officer, said:

“We are delighted to have signed an agreement for the purchase of Bilboes, the premier gold development project in Zimbabwe, and indeed one of the best gold development projects in Africa.

“This is a transformational asset for Caledonia, as we embark on the next step in our journey to become a multi-asset, mid-tier gold producer. Once in full production (which will be subject to financing of the capex) Caledonia’s management believes that Bilboes could produce three times our current 64 per cent attributable share of gold production from Blanket, resulting in production from the enlarged Caledonia group being potentially four times its current size.

“The acquisition of Bilboes will build on the recent acquisition of the Maligreen claims which host NI 43-101 compliant inferred mineral resources of 940,000 ounces of gold in 15.6 million tonnes at a grade of 1.88g/t1. We continue our work at Maligreen which is focused on increasing the confidence level of the resource base.

“We have followed the progress of Bilboes for several years and today’s announcement marks the culmination of many years of hard work on the part of both the Caledonia and Bilboes management teams.

“The proposed acquisition of Bilboes is well timed following the completion of the Central Shaft project at Blanket in 2021 as we look to reinvest some of our surplus cash flow in this exciting new growth opportunity.

“I look forward to updating shareholders as we review the investment plan for Bilboes and as we continue work at Maligreen.”

About Bilboes

Bilboes was formerly owned and explored by Anglo American Corporation Zimbabwe Limited prior to its exit from the Zimbabwean gold sector in 2003. The project is approximately 75km north of Bulawayo with a total land package comprising mining claims covering 6,870 hectares and exclusive prospecting orders totaling approximately 92,000 hectares. Bilboes Gold is owned by the following:

  Toziyana Resources Limited (“Toziyana”) (50 per cent) – a private Mauritius company wholly owned by GAT Investments (Private) Limited, a Zimbabwe company which is controlled by Mr. Victor Gapare, a prominent Zimbabwean mining entrepreneur. Mr Gapare was previously the Operations Director for the gold and pyrites business of Anglo American Corporation Zimbabwe Limited when Bilboes was part of its portfolio, prior to a management buyout in which he was involved, and is a former President of the Chamber of Mines Zimbabwe. Following the successful completion of the Transaction, Mr Gapare will be appointed as an executive director of Caledonia;
  Baker Steel Resources Trust Limited (“BSRT”) (24 per cent) – a London-listed investment trust managed by Baker Steel Capital; and
  Infinite Treasure Limited (“Infinite Treasure”) (26 per cent) – a British Virgin Islands registered subsidiary of Shining Capital Holdings LP. II, a Cayman Islands registered investment fund.

The Project has produced a total of approximately 288,000 ounces of gold since 1989 of which approximately 90,000 ounces were produced by the current owners. Bilboes has also completed a total of 93,400 meters of drilling over a total strike length of 7.4km. Approximately 60 per cent of this drilling was diamond core drilling.

Bilboes Gold had an unaudited loss before tax for the year ended 31 December 2021 of $1.5m and unaudited net assets at 31 May 2022 of $23m. The audit process is progressing and audited results for the year ended 31 December 2021 are expected to be completed prior to the Transaction completing. Investors should note that the historic financial performance of the business relates primarily to the legacy oxide mining operations and not the larger scale sulphide project.

Bilboes Holdings engaged DRA Projects (Pty) Ltd (“DRA”) to complete the DRA Feasibility Study with an effective date of 15 December 2021 for the Project, a copy of which is being filed on SEDAR today2. The mineral resources and reserves set out in the report are summarised below:

Mineral Resources (Cut off grade 0.9g/t)
Category	Tonnes (Mt)	Grade (g/t)	Ounces (koz)
Measured	6.128	2.51	495
Indicated	29.052	2.21	2,061
Total M&I	35.180	2.26	2,555
Inferred	9.475	1.89	577
In Situ Mineral Reserves
Category	Tonnes (Mt)	Grade (g/t)	Ounces (koz)
Proven	5.858	2.42	456
Probable	20.785	2.26	1,509
Total Proven & Probable	26.644	2.29	1,964
  Mineral resources are inclusive of mineral reserves.
  Mineral resources that are not mineral reserves do not have demonstrated economic viability.
  Mineral resources have been assessed using a long term gold price of $2,400/oz and mineral reserves have been assessed using a long term gold price of $1,500/oz
  CIM definitions (May 10, 2014) observed for classification of mineral resources.
  Block bulk density interpolated from specific gravity measurements taken from core samples.
  Resources are constrained by a Lerchs-Grossman (LG) optimized pit shell using Whittle software.
  Mineral resources are not mineral reserves and have no demonstrated economic viability. The estimate of mineral resources may be materially affected by mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors (“Modifying Factors”).
  Numbers may not add due to rounding.
  Effective date of resource estimate is 25th of October 2021.
  DRA is confident that enough geological work has been undertaken, and sufficient geological understanding gained, to enable the construction of an ore body model suitable for the derivation of mineral resource and mineral reserve estimates. DRA considers that both the modelling and the grade interpolation have been carried out in an unbiased manner and that the resulting grade and tonnage estimates should be reliable within the context of the classification applied. In addition, DRA is not aware of any metallurgical, infrastructural, environmental, legal, title, taxation, socio-economic, or marketing issues that would impact on the mineral resource, or reserve statements as presented in the DRA Feasibility Study.

Feasibility studies

Caledonia will conduct its own feasibility study to identify the most judicious way to commercialise the Project to optimise shareholder returns, having regard to the availability of debt and equity on acceptable terms to augment the cash that is expected to be generated from Caledonia’s existing gold operation in Zimbabwe, the Blanket Mine. One approach that will be considered is a phased development which would minimise the initial capital investment and reduce the need for third party funding.

For information purposes only, the DRA Feasibility Study indicates the potential for an open-pit gold mine producing an average of 168,000 ounces per year over a 10-year life of mine.

Specifically, the DRA Feasibility Study has the following highlights:

Life of Mine	10 Years
Planned Production Rates	Isabella & McCays 2.88Mtpa Bubi 2.160Mtpa
Life of Mine Gold Production (Oz)	1.673 million ounces
Average Annual Nine Year Steady state LOM Production (koz)	168koz per year
Peak Production (koz)	208koz per year
LOM C1 Cash Cost ($/oz)	$719/oz
Peak Funding Requirement ($m)	$250m
Economic Analysis as at 15thDecember 2021
Gold Price ($/oz)	$1,350/oz	$1,500/oz	$1,650/oz
Post Tax NPV (10%) ($m)	$126.9m	$225.2m	$323.3m
Post Tax IRR (%)	20.5%	27.3%	33.4%
AISC ($/oz)	$811/oz	$818/oz	$826/oz

The ore at the Bilboes deposits is refractory and will require specialised metallurgical processing. DRA has conducted work on the metallurgical processing which concludes that approximately 84 per cent of the gold contained can be recovered using Biox technology in conjunction with gravity and carbon-in-leach processing. DRA’s work has been reviewed by Caledonia’s internal team and technical consultants during the due diligence process.

As indicated above, Caledonia believes the development plan outlined in the DRA Feasibility Study can be modified to a phased approach with lower initial production and a lower peak funding requirement. Based on Caledonia’s assessment of the existing capital intensity of the Project and Caledonia’s experience of project development in Zimbabwe, Caledonia estimates that the peak up-front capital investment could be reduced to less than $100m for the construction of a mine with an initial production capacity of approximately 60,000 ounces per year before increasing the operation in subsequent phases to achieve an operation of similar scale to that described in the DRA Feasibility Study, being approximately 168,000 ounces per year. Caledonia intends to spend approximately 12 months following completion of the Transaction further reviewing the DRA Feasibility Study with a view to formulating a project development plan that takes into account Caledonia’s future cash generation profile from the Blanket Mine and the oxide mining and processing operations at Bilboes (described further below), the availability of additional funding on acceptable terms and Caledonia’s experience of developing large-scale mining projects in Zimbabwe over the past 6 years (e.g. the Central Shaft project). Accordingly, readers should treat the foregoing economic highlights as indicative only and as subject to change following the finalisation of Caledonia’s revised development plan. Caledonia will update the market when the results of its own feasibility study review are complete.

The Transaction

Subject to the satisfaction of various conditions precedent, Caledonia will purchase Bilboes Gold for a total consideration comprising 5,123,044 Caledonia shares and a 1 per cent NSR from the Project at completion (the “Consideration”). Subject to receipt of the necessary regulatory approvals, the Consideration will be split amongst the current Bilboes Gold shareholders as follows:

  2,863,336 new shares in Caledonia will be issued to Toziyana of which approximately 441,000 Caledonia shares will be withheld by Caledonia and will be issued to Infinite Treasure in settlement of a separate commercial arrangement between Toziyana’s holding company and Infinite Treasure. The issue of the withheld shares to Infinite Treasure is subject to Reserve Bank of Zimbabwe approval for the commercial arrangement between Toziyana’s holding company and Infinite Treasure:
  800,000 new shares in Caledonia and the 1% NSR will be issued to BSRT; and
  1,459,708 new shares in Caledonia will be issued to Infinite Treasure. As noted above, Infinite Treasure will also receive a further approximately 441,000 Caledonia shares from Toziyana’s allocation of Consideration shares in settlement of their separate commercial arrangement.

The Consideration shares shall be subject to sale restrictions for a 6-month period following completion of the Transaction. The NSR is perpetual but will be capped at a figure to be agreed between the parties but is currently indicated to be a theoretical maximum of $75million (which would require the Project to produce revenues of $7.5billion).

Toziyana, as the largest new holder of shares and Caledonia will enter into a relationship agreement with customary terms upon the new Consideration shares being issued.

Caledonia currently has 12,833,126 shares in issue. The issue of an additional 5,123,044 new shares (on the basis that all shares are issued and there is no adjustment to the consideration) would result in the total number of shares in issue increasing to 17,956,170, giving the current owners of Bilboes Gold Limited an aggregate of 28.5 per cent of the post Transaction shares in issue.

The Transaction will be subject to several conditions precedent including but not limited to:

  An arrangement with the Zimbabwe authorities which allows inter alia:
    that Bilboes Holdings will, for the life of the mine, be able to export gold directly and to retain 100 per cent of the sale proceeds in US dollars; and
    that there will be no requirement for Bilboes Holdings to convert US dollar gold revenues into domestic currency;
  an arrangement with the Zimbabwe authorities, or an independent power producer regarding the future availability and cost of a sufficiently reliable electricity supply to the Bilboes mining and processing operations;
  Zimbabwean regulatory approvals from the Zimbabwe Competition and Tariff Commission, the Zimbabwe Revenue Authority and the Reserve Bank of Zimbabwe; and
  approvals for the listing of the Consideration shares from applicable securities exchanges.

Under the terms of the Transaction, Caledonia will take on the working capital obligations of the Bilboes group at the time of completion. The Bilboes group is estimated to have a current net working capital liability of approximately $6 million.

On completion of the acquisition, Mr Gapare is expected to be appointed as an executive director with specific responsibility for government relations in Zimbabwe, the implementation of Caledonia’s environmental and sustainability strategy and participation in investor relations, with a salary of US$470,000 and short and long-term incentives that are offered to other senior executives. His extensive experience of both the Project and mining in Zimbabwe will be an invaluable addition to the Board.

Tribute arrangement to generate short-term cashflow

Bilboes currently has a functional oxide mining and metallurgical plant at the Project site which has historically produced up to 20,000 ounces of gold per annum but is currently on care and maintenance. Caledonia will enter into a tribute agreement with Bilboes Holdings to mine the oxide and transitional ore. This tribute agreement will commence as soon as it has been registered with the relevant authorities and will continue until completion of the Transaction. The objective of the tribute arrangement is to create short term cash flow and allow Bilboes Holdings to maintain its operational integrity in the period up to completion of the Transaction and the commencement of sulphide mining operations. Under the terms of the tribute agreement, Caledonia will fund the necessary capital and operational costs and will receive 100 per cent of the revenue from the mining operation while paying a 5 per cent royalty to Bilboes Holdings which it will apply to its working capital liabilities. The cumulative maximum funding cost to restart the oxides is expected to be in the range of $3 million to $5 million and the oxide mining operation is expected to take approximately 6 months to restart and repay the initial funding costs. On completion of the Transaction or if the Transaction fails to complete and Caledonia has recouped its investment at an adequate internal rate of return, the tribute agreement will be terminated. On completion of the Transaction, Caledonia expects to continue to mine and process the oxides and transitional ore and to use the proceeds to contribute towards funding the capital cost of the larger scale sulphide project.

Rothschild & Co acted as financial advisor to Caledonia. Hannam & Partners acted as financial advisor to Bilboes.

Caledonia’s Chairman, Leigh Wilson, also commented on the announcement, saying:

“It gives me great satisfaction to sign an agreement for the purchase of Bilboes, a transformational asset for our business. Today’s announcement represents the culmination of many months of hard work on behalf of both parties for which I extend my and the board’s sincere appreciation.

“I would like to extend a welcome to Bilboes’ existing shareholders as they become significant shareholders in Caledonia on completion and I look forward to their long-term support as we continue to grow the business. I would also like to extend a warm welcome to all the employees of Bilboes as we look forward to them becoming our colleagues.

“As with many deals of this nature there remain several significant conditions precedent which I am confident that both parties will continue to work to resolve. Pending the successful resolution of these matters and the subsequent completion of the Transaction, I look forward to working with Victor as a fellow director.

“Lastly, I would like to take this opportunity to thank our existing shareholders, many of whom have been investors in Caledonia for over a decade. Their patience has been rewarded as we have delivered on our strategy over the last decade, and I look forward to their continued support as we embark on the next phase of growth.”

Conference Call Details

Management will host a conference call / webinar at 2pm British Summer Time on July 28, 2022.

Details for the call are as follows:

When: July 28, 2022 at 02:00 PM London
Topic: Webinar for Caledonia Shareholders

Register in advance for this webinar:
https://caledoniamining.zoom.us/webinar/register/WN_iuYwxS76Q8yNMNhPC94Dgw

After registering, you will receive a confirmation email containing information about joining the webinar.

Caledonia Mining Corporation Plc
Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
Cenkos Securities plc (Nomad and Joint Broker)
Adrian Hadden Neil McDonald Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9771 Tel: +44 131 220 9775
Liberum Capital Limited (Joint Broker)
Scott Mathieson/Kane Collings	Tel: +44 20 3100 2000
BlytheRay Financial PR
Tim Blythe/Megan Ray	Tel: +44 207 138 3204
3PPB
Patrick Chidley Paul Durham	Tel: +1 917 991 7701 Tel: +1 203 940 2538
Curate Public Relations (Zimbabwe)
Debra Tatenda	Tel: +263 77802131
Rothschild & Co (Financial Advisor to Caledonia)
Giles Douglas Muhammad Jaffer	Tel: +27 11 428 3700 Tel: +44 20 7280 5000

Note: The information contained within this announcement is deemed by the Company to constitute inside information under the Market Abuse Regulation (EU) No. 596/2014 (“MAR”) as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018 and is disclosed in accordance with the Company's obligations under Article 17 of MAR.

Cautionary Note Concerning Forward-Looking Information
Information and statements contained in this news release that are not historical facts are “forward-looking information” within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited, to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, the completion of the sale and purchase agreement, the satisfaction of all conditions precedent in connection with the acquisition, the completion of the acquisition and the issuance of the acquisition consideration, our plans regarding a modified development plan with a phased approach with lower initial production and a lower peak funding requirement and our plans and timing regarding further exploration and drilling and development. The forward-looking information contained in this news release is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: the establishment of estimated resources and reserves, the grade and recovery of minerals which are mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, the representativeness of mineralization being accurate, success of planned metallurgical test-work, capital availability and accuracy of estimated operating costs, obtaining required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the assessment of the existing capital intensity of the Bilboes gold project and Caledonia’s experience of project development in Zimbabwe and other factors.

Security holders, potential security holders and other prospective investors should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to the completion of the acquisition, risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserves and resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ from the requirements of the U.S. Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of reserves and resources are also not the same as those of the SEC, and any reserves or resources reported in compliance with NI 43-101 may not qualify as “reserves” or “resources” under SEC standards. Accordingly, the mineral reserve and resource information set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

This news release is not an offer of the shares of Caledonia for sale in the United States or elsewhere. This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the shares of Caledonia, in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such province, state or jurisdiction.

1 Refer to technical report entitled “Caledonia Mining Corporation Plc NI 43-101 Mineral Resource Report on the Maligreen Gold Project, Zimbabwe” by Minxcon (Pty) Ltd dated November 2, 2021 and filed on SEDAR (www.sedar.com) on November 3, 2021.
2 Refer to the technical report entitled “BILBOES GOLD PROJECT FEASIBILITY STUDY” with effective date 15 December 2021 prepared by DRA Projects (Pty) Ltd which is being filed by the Company on SEDAR (www.sedar.com) today. This news release has been approved by Mr Dana Roets (B Eng (Min.), MBA, Pr.Eng., FSAIMM, AMMSA), Chief Operating Officer, the Company's qualified person as defined by Canada's National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101”). Mr. James Gemmell of DRA Projects (Pty) Ltd, the qualified person responsible for the report, has also approved this news release. Mr. Sivanesan (Desmond) Subramani has verified the data disclosed herein, including sampling, analytical and test data informing the mineral resource and Mr. David Alan Thompson has reviewed the reserve estimate by reviewing the methodologies, results and all procedures undertaken in a manner consistent with industry practice, and all matters were consistent and accurate according to his professional judgement. There were no limitations on the verification process.